SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 1-16411
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
NORTHROP GRUMMAN SHIPBUILDING, INC.
NEWPORT NEWS OPERATIONS
SAVINGS (401(k)) PLAN FOR
UNION ELIGIBLE EMPLOYEES
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NORTHROP GRUMMAN CORPORATION
1840 Century Park East
Los Angeles, California 90067

Northrop Grumman Shipbuilding, Inc.
Newport News Operations
Savings (401(k)) Plan For
Union Eligible Employees
Financial Statements as of December 31, 2010 and 2009,
And for the Year Ended December 31, 2010, and
Supplemental Schedule as of December 31, 2010 and
Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN SHIPBUILDING, INC. NEWPORT NEWS OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES
TABLE OF CONTENTS

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	6
Notes to Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010	7 - 11

SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2010	12

SIGNATURE	13

EXHIBIT:	14
Consent of Independent Registered Public Accounting Firm (Exhibit 23)

NOTE:	Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plan Administrative Committee of the
Northrop Grumman Shipbuilding, Inc.
Newport News Operations Savings
(401(k)) Plan for Union Eligible Employees
We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman Shipbuilding, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
June 24, 2011

NORTHROP GRUMMAN SHIPBUILDING, INC. NEWPORT NEWS OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009
($ in thousands)

	2010	2009
ASSETS:
Investments — at fair value:
Registered investment company funds	$113,608	$94,778
Common/collective trust fund	14,215	12,093
Northrop Grumman Corporation common stock fund	6,557	4,614

Total investments	134,380	111,485

Receivables:
Notes receivable from participants	13,239	10,600

NET ASSETS AVAILABLE FOR BENEFITS	$147,619	$122,085

See notes to financial statements.

NORTHROP GRUMMAN SHIPBUILDING, INC. NEWPORT NEWS OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010
($ in thousands)

INVESTMENT INCOME:
Net appreciation in fair value of investments	$9,226
Dividends and interest	668
Other income	2

Total investment income	9,896

ADDITIONS:
Participant contributions	14,675
Employer contributions	7,180
Interest income on notes receivable from participants	574

Total additions	22,429

DEDUCTIONS:
Benefits paid to participants	(6,759)
Administrative expenses	(32)

Total deductions	(6,791)

INCREASE IN NET ASSETS	25,534

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	122,085

End of year	$147,619

See notes to financial statements.

NORTHROP GRUMMAN SHIPBUILDING, INC. NEWPORT NEWS OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN

The following description of the Northrop Grumman Shipbuilding, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General — The Plan was established by Newport News Shipbuilding, Inc. (“Newport News”), effective July 26, 1999, as a defined contribution 401(k) plan that provides for tax-deferred savings. Effective June 7, 2004, the Plan was amended to add a company match feature. On November 7, 2001, Newport News was acquired by and became a wholly-owned subsidiary of Northrop Grumman Corporation (NGC), and it became a member of the NGC controlled group (the “Controlled Group”). Effective October 1, 2005, the Plan was amended to become a profit-sharing plan with both a defined contribution 401(k) plan and an employee stock ownership plan (ESOP) that provides for tax-deferred savings. On December 18, 2009, the Plan was renamed the “Northrop Grumman Shipbuilding, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees” to reflect the renaming of Newport News Shipbuilding and Dry Dock Company as Northrop Grumman Shipbuilding, Inc. (the “Company”). All of the Plan’s investments are participant-directed. Both the savings and the ESOP features are reported within the Plan’s financial statements. The Benefit Plan Administrative Committee of NGC controls and manages the operation and administration of the Plan. All union employees of the Company with at least 90 days of continuous service or 1,000 hours during a one-year period are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Certain employees hired or re-hired on or after January 1, 2010 who meet requirements, are eligible to receive an additional employer contribution known as a Retirement Account Contribution. Retirement Account Contributions are calculated and credited for each payroll date.

On March 31, 2011, NGC announced the completion of the separation of its shipbuilding business as Huntington Ingalls Industries, Inc. (“HII”). As part of the separation, the Plan sponsor became HII.

Contributions — Plan participants may contribute between 1 percent and 30 percent of eligible compensation, on a tax-deferred (pre-tax) basis through payroll withholdings. An active participant may change the percentage of his or her contributions at any time. The Company makes employer matching contributions to the Plan for participants covered under the terms of the Basic Labor Agreement between the Company and the United Steelworkers of America and its Local 8888, the International Union, Security, Police, and Fire Professionals of America and its Amalgamated Local No. 451 and the International Association of Fire Fighters and its Local I-45 (the “Basic Labor Agreement”). Such employer matching contributions are 100 percent of the first 2 percent of the participant’s pre-tax contributions, 50 percent of the next 2 percent of the participant’s pre-tax contributions, and 25 percent of the next 4 percent of the participant’s pre-tax contributions for the year ended December 31, 2010. All Plan contributions are subject to the limitations prescribed by the Internal Revenue Code of 1986, as amended (the “Code”).

The Company will credit participants who meet eligibility requirements with a Retirement Account Contribution each pay period in an amount determined as a percentage of eligible compensation for each pay period in accordance with the following table:

	Percentage of
Participant’s Age	Compensation
Less than 35	3	percent
35 – 49	4
50 or older	5

Participant Accounts — A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contribution, any employer contributions, an allocation of the Plan’s earnings, and charged with withdrawals, an allocation of the Plan’s losses, and an allocation of administrative expenses borne by the Plan. Allocations are based on the participant’s account balance, as defined in the plan document. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.

Vesting — Plan participants are immediately 100 percent vested in their own contributions. Employer matching contributions will become 100 percent vested upon the earlier of either the participant’s attainment of two years of credited service as defined in the plan document or normal retirement age (age 62). Full vesting of employer matching contributions also occurs upon termination of employment within the Controlled Group due to death, total disability or a “reduction in force” as defined in the Basic Labor Agreement.

Plan participants will be fully vested in their Retirement Account Contributions, and earnings thereon, upon the completion of three years of vesting service.

Investment Options — Upon enrollment in the Plan, participants may direct their contributions in 1 percent increments to any of the 12 investment options described in the plan document. Participants may change their investment options on a daily basis.

Participant Loans — Participants may borrow from their fund accounts with loans of a minimum of $500 up to a maximum of 50 percent of their vested account balance or $50,000, whichever is less. A participant may not have more than one outstanding loan at any given time. The maximum loan period is four and a half years. Loans are secured by the assignment of the participant’s vested interest in the Plan, and bear interest at a rate of prime plus 1 percent. Repayments are made through payroll deductions (for active employees) or other forms of payment (for former employees or employees on a leave of absence). As of December 31, 2010, participant loans have maturities through 2014 at interest rates ranging from 4.25 percent to 10.5 percent.

Payment of Benefits — Distributions are generally made in a single lump sum payment as soon as practicable following termination of service, including layoff. However, a terminated participant under the age of 62 whose vested account balance exceeds $1,000 must consent to the distribution of his or her account balance prior to the date the participant attains age 62. Interests in the Northrop Grumman common stock fund will be distributed in accordance with the ESOP plan provisions.

Withdrawals — A participant may withdraw all or a portion of his or her vested account balance for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the plan document). Withdrawals can be made once a year. Withdrawals are limited to the amount of a participant’s account balance net of any loan balances outstanding and are subject to appropriate income tax withholdings.

Forfeited Accounts — At December 31, 2010 and 2009, forfeited accounts totaled $5,000 and $9,000, respectively. Any amounts forfeited may be used to reduce the Company’s obligation to make matching contributions under the Plan. During the year ended December 31, 2010, employer contributions were reduced by $12,000 from forfeited nonvested accounts.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including registered investment company funds, a common/collective trust fund and corporate securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by Wells Fargo Bank, N.A., formerly known as Wachovia National Bank (“Trustee”), the Plan’s Trustee pursuant to a trustee agreement as directed and overseen by the Investment Committee. The shares of registered investment company funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in the common/collective trust fund are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the fund’s underlying assets. Securities traded on a national securities exchange, including investments in common and preferred stock, are valued at their quoted market prices at the end of the plan year. Securities that have no quoted market price are presented at their estimated fair values.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Brokerage commissions, transfer taxes and other charges and expenses incurred in connection with the purchase, sale or other disposition of a security are added to the cost of the security or deducted from the proceeds of the sale or other disposition thereof, as appropriate.

Participant Loans — Participant loans are measured at their outstanding balances plus accrued interest.

Expenses — Administrative expenses of the Plan may be paid either by the Plan, the Company or NGC as provided in the plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2010 and 2009.

New Accounting Standards — The accounting standard initially adopted in the 2010 financial statements is described below.

Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2010-25 (“ASU No. 2010-25”), Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest. ASU No. 2010-25 is effective for periods beginning after December 15, 2010 with early adoption permitted. The Plan retrospectively adopted the new accounting in 2010 for the prior period presented. The adoption segregated participant loans from Plan investments on the statement of net assets available for benefits and classified them as receivables. Related interest income from participant loans were segregated from investment income on the statement of changes in net assets available for benefits. Participant loans were removed from the fair value hierarchy disclosure as described in note 4.

Accounting Standards Updates Not Yet Effective — Accounting standards updates not effective until after December 31, 2010, are not expected to have a significant effect on the Plan’s statements of net assets available for benefits or the statement of changes in net assets available for benefits.

3.	INVESTMENTS

The Plan’s investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009
Wells Fargo Advantage Treasury Plus Money Market Fund	$47,532	$42,174
Wells Fargo Advantage Enhanced Stock Market Fund	14,215	12,093
Van Kampen Equity and Income Fund	12,778	9,529
Fidelity U.S. Bond Index Fund	10,852	9,369
Dodge and Cox Stock Fund	9,011	7,001
American Europacific Growth Fund	7,680	6,633

The net appreciation in fair value of investments (including investments bought and sold, as well as held during the year) for the year ended December 31, 2010, is as follows:

Registered investment company funds	$6,708
Common/collective trust fund	1,737
Northrop Grumman Corporation common stock fund	781

Net appreciation in fair value of investments	$9,226

4.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.

The valuation techniques utilized are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 — Quoted prices for identical instruments in active markets. Level 1 investments of the Plan primarily include open-end mutual finds based on pricing, frequency of trading and other market considerations.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the Plan primarily include common and collective trust funds based on the use of net asset valuations derived by investment managers and domestic equity securities based on model-derived valuations.

Level 3 — Significant inputs to the valuation model are unobservable. There were no Level 3 investments in the Plan as of December 31, 2010 and 2009.

There have been no transfers of investments between Level 1 and Level 2 during 2010 and 2009.

The following tables set forth by level the fair value hierarchy the investments held by the Plan as of December 31, 2010 and 2009 ($ in thousands).

	Level 1	Level 2	Total
As of December 31, 2010
Registered investment company funds	$50,299	$63,309	$113,608
Common/collective trust fund		14,215	14,215
Northrop Grumman Corporation common stock fund		6,557	6,557

Total	$50,299	$84,081	$134,380

	Level 1	Level 2	Total
As of December 31, 2009
Registered investment company funds	$38,860	$55,918	$94,778
Common/collective trust fund		12,093	12,093
Northrop Grumman Corporation common stock fund		4,614	4,614

Total	$38,860	$72,625	$111,485

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of the Northrop Grumman Corporation common stock held in the NGC common stock fund. A significant decline in the market value of NGC’s common stock would significantly affect the net assets available for benefits. NGC is the Plan Sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest. The Plan held

395,697 and 322,066 shares in the common stock fund of the Company, the sponsoring employer, with a fair value of $6,557,000 and $4,614,000 at December 31, 2010 and 2009, respectively. During the year ended December 31, 2010, the Plan recorded dividend income of $165,000.

Plan investments also include shares of registered investment company funds and a common/collective trust fund managed by the Trustee and, therefore, these transactions also qualify as party-in-interest transactions. The Plan paid $31,000 to the Trustee in fees for the year ended December 31, 2010. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the interests of all participants in their accounts are 100 percent vested.

7.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated May 16, 2001, in which the Internal Revenue Service determined that the Plan terms at the time of the determination letter application were in compliance with applicable sections of the Code and, therefore, the related trust is exempt from taxation. Previously adopted Plan amendments were filed as part of the process to obtain a new favorable determination letter, which is still pending. Management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
* * * * * *

NORTHROP GRUMMAN SHIPBUILDING, INC. NEWPORT NEWS OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES
FORM 5500, SCHEDULE H, PART IV, LINE 4i,
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
($ in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
		Including Maturity Date, Rate of
	Identity of Issue, Borrower,	Interest, Collateral, Par or
	Lessor, or Similar Party	Maturity Value	Cost	Current Value
	Registered Investment Company Funds
*	Wells Fargo Advantage U.S. Treasury Money Market Fund	U.S. Treasury Money Market Fund	**	$47,532
	Van Kampen Equity and Income Fund	Equity and Income Fund	**	12,778
	Fidelity U.S. Bond Index Fund	U.S. Bond Index Fund	**	10,852
	Dodge and Cox Stock Fund	Stock Fund	**	9,011
	American Europacific Growth Fund	Europacific Growth Fund	**	7,680
	Perkins Mid Cap Value Fund	Mid Cap Value Fund	**	6,356
*	Wells Fargo Advantage Omega Fund	Omega Fund	**	6,190
*	Wells Fargo Advantage U.S. Government Fund	U.S. Government Fund	**	4,926
	Invesco U.S. Small Cap Value Fund	Institutional Small Cap Value Fund	**	4,800
	Van Kampen Strategic Growth Fund	Emerging Growth Fund	**	3,483

				113,608

	Common/Collective Trust Fund

*	Wells Fargo Advantage Enhanced Stock Market Fund	Enhanced Stock Market Fund	**	14,215

	Loans Receivable from Participants

*	Plan participants	Participant loans (maturing 2010 to 2014 at interest rates ranging from 4.25 percent to 10.5 percent)	**	13,239
	Northrop Grumman Corporation Common Stock Fund

*	Northrop Grumman Corporation	395,697 shares of NGC common stock fund	**	6,557

	Total assets			$147,619

*	Party-in-interest

**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN SHIPBUILDING, INC. NEWPORT NEWS OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

Dated: June 24, 2011	By:	/s/ William Ermatinger William Ermatinger
Chairman, Benefit Plan Administrative Committee